P.E. 12/31/01

701544

U.S. POST OFFICE DELAYED

02013868

SEC MAIL PROCESSING RECEIVED JAN 3 1 2002 354 WASH. D.C. SECTION

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December, 2001

PROCESSED FEB 19 2002 THOMSON FINANCIAL

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Releases announcing that (1) ECI Telecom has signed an agreement with a group of investors for a $50 million private placement of ECI Telecom ordinary shares at a price per share of $3.80, (2) an amended securities class action complaint has been filed against the Company, Doron Inbar and Avi Ben-Assayag in the United States District Court for the District of Virginia and (3) ECI Telecom has responded to press reports regarding year-end results of operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: /s/ Richard H. Gilden
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: December 12, 2001

ECI TELECOM SIGNS AGREEMENT WITH INVESTMENT GROUP FOR $50 MILLION PRIVATE PLACEMENT OF ECI ORDINARY SHARES

PETAH TIKVA, Israel—December 10, 2001--ECI Telecom Ltd. (Nasdaq: ECIL - news) announced today that it has signed an agreement with a group of investors for a $50 million private placement of ECI Telecom ordinary shares at a price per share of $3.80.

ECI Telecom announced last week that it was in advanced negotiations with the investment group, consisting of Isal Amlat Investments Ltd., and other entities affiliated with Shlomo Dovrat, and entities affiliated with the Ofer Brothers in Israel. The implementation of the agreement is subject to various approvals and standard conditions.

Under the agreement terms, the investors have undertaken not to dispose of their shares for a minimum one-year period with further limitations extending for an additional term.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:

Israel: Kim Kelly +972-3-926-6092, email: kim.kelly@ecitele.com

US: Brooke Greenwald: 301-296-0533

Amended Securities Class Action Complaint, Filed Against ECI Telecom

Petah Tikva, Israel, December 10, 2001, ECI Telecom Ltd. (NASDAQ:ECIL) announced today that an amended securities class action complaint has been filed against the Company, Doron Inbar and Avi Ben-Assayag in the United States District Court for the District of Virginia. Plaintiffs' claims allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that a fraudulent scheme, a deceptive course of business and the dissemination of false and misleading financial statements injured shareholders of ECI Telecom Ltd. who purchased stock from May 2, 2000 through February 14, 2001.

As announced on November 26, 2001, the Court had dismissed the prior complaint filed by the same Plaintiffs against the Company, Doron Inbar, Avi Ben-Assayag and Jonathan Kolber without prejudice. Plaintiffs did not bring any claims against Mr. Kolber in the new complaint. The Company, Mr. Inbar, and Mr. Ben-Assayag intend to vigorously defend the action and expect to file a motion to dismiss. Pursuant to the Private Securities Litigation Reform Act of 1995, all discovery is stayed pending a decision on Defendants' motion to dismiss.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the uncertainties inherent in litigation, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Israel: Kim Kelly, +972-3-926-6092 email: kim.kelly@ecitele.com
US: Brooke Greenwald: 301-296-0533

ECI TELECOM RESPONDS TO PRESS REPORTS REGARDING YEAR-END RESULTS OF OPERATIONS:

NO QUANTITATIVE GUIDANCE IS BEING GIVEN BY ECI

Petah Tikva, Israel, December 11, 2001, ECI Telecom Ltd. (NASDAQ:ECIL) announced today that in response to recent reports in the press regarding earnings results, Jonathan Kolber, ECI's chairman stated:

"I wish to clarify that I did not provide quantitative information regarding ECI results of operations. We further wish to reiterate our position with regard to our projected results. Neither ECI nor its officers and directors have provided, nor are we now in a position to provide, specific quantitative guidance with respect to our year-end results of operations."

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the uncertainties inherent in litigation, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Israel: Kim Kelly, +972-3-926-6092 email: kim.kelly@ecitele.com
US: Brooke Greenwald: 301-296-0533